SETTLEMENT AGREEMENT AND MUTUAL RELEASE

WHEREAS, Bristol Investment Fund, Ltd ("Bristol") and Bristol Capital, LLC (collectively, "Plaintiffs") entered into certain agreements with Advanced Cell Technology, Inc. ("Advanced Cell") and/or Mytogen, Inc. (collectively, "Defendants") entitling Plaintiffs to convert and/or exercise certain instruments into shares of Advanced Cell common stock; and

WHEREAS, Plaintiffs commenced an action in the Supreme Court of New York, New York County, against Defendants, Index No. 600730/2009 (the "Action"); and

WHEREAS, Advanced Cell delivered to Bristol 49,220,665 shares of its common stock on September 17, 2010 (the "Shares") in connection with a ruling in the Action; and

WHEREAS, the parties to the Action are now desirous of resolving their differences without further litigation;

IT IS HEREBY AGREED, by and between the parties hereto, for good and valuable consideration, as of the 30th day of September 2010, as follows:

1.   Upon execution of this Settlement Agreement:

    A.   Advanced Cell shall deliver to Bristol a Note in the principal amount of $855,000 in the form annexed as Exhibit A (the "Note").

    B.   The Action shall be dismissed, with prejudice, and without costs. The parties shall execute the Stipulation of Discontinuance annexed as Exhibit B and the Stipulation Consenting to the Vacatur of the preliminary injunction bond posted by Plaintiffs, annexed as Exhibit C, both of which may be filed with the Court by either party, without any further notice. Defendants shall withdraw their Notice of Appeal with prejudice, and without costs.

    C.   All common stock purchase warrants issued by Advanced Cell to the Plaintiffs ("Warrants"), and other agreements between the parties hereto, including any agreements between Advanced Cell and any entity controlled by Plaintiffs or their principals, are

hereby deemed cancelled, null and void, and of no force or effect, other than the Security Agreement dated March 31, 2008.

2.   Plaintiffs represent and warrant that (i) other than the Note, neither they, nor any of their affiliates hold Warrants, promissory notes or other instruments entitling them to the delivery of shares or money from Defendants; and (ii) they have not assigned any Warrants or promissory notes previously issued to them by Defendants.

3.   Defendants represent and warrant that (i) this Agreement is a binding corporate obligation duly approved by their Boards of Directors, or appropriate corporate officers; and (ii) Bristol is entitled to retain the Shares issued to them subsequent to a ruling in the Action in consideration of its Warrant exercise and the covenants in this agreement.

4.   **Publicity, Confidentiality.** No party hereto, nor any of his or its respective Affiliates (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) or representatives, shall issue any other press release or other publicly available document or make any public statement, grant any interviews with the press or any other persons, or otherwise make any public statements concerning the Action or the Agreement. Notwithstanding any provisions of this Agreement to the contrary, no provision of this agreement shall prohibit any party from (a) filing any documents or making any disclosures required by the Securities and Exchange Commission (the "SEC"), applicable state securities agencies or upon advice of counsel rendered to the Defendants in good faith or making any other public disclosure required by the federal or state securities law, *provided that* the content of any document so filed does not violate any of the other terms and conditions of this Agreement unless such content constitutes disclosure required by any securities laws or rules or regulations promulgated from time to time by the SEC or applicable state securities agencies, (b) filing any documents or disclosing any

2

information required to be filed or disclosed pursuant to the Internal Revenue Code of 1986, as amended, the rules and regulations thereunder, any applicable state or local tax code, or the rules and regulations under such state or local code, (c) responding to any legal subpoena or other judicially enforceable written request from any court or governmental agency of competent jurisdiction and testifying truthfully pursuant to such subpoena or other request, (d) enforcing any rights of such party under this Agreement, (e) communication with counsel, accountants, consultants and advisors who have a reasonable need to know the contents of this agreement, or (f) communication with actual or prospective investors about the settlement in a non-disparaging manner.

In the event that a party is requested or required by law, rule, regulation, legal, judicial or regulatory proceeding, governmental or similar authority or by the rules of any recognized stock exchange or self-regulatory agency to disclose any information prohibited from being disclosed hereunder, such party agrees that it shall promptly notify the other party in writing of the existence, terms and circumstances of any such request or requirement (unless such notice is prohibited by law, rule, regulation or the body, if any, making the request) so that the non-disclosing party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement.

5. **Defendants' Release.** Defendants hereby irrevocably, fully, and finally, without further word, deed, action, execution, or further documentation, releases and discharges Plaintiffs, their past and present officers, directors, employees, managers, and representatives ("Plaintiff Releasees"), from any and all actions, causes of action, suits, debts, accounts, covenants, contracts, agreements, promises, damages, judgments, claims, and demands whatsoever, in law or equity, known or unknown which it, its successors and assigns now have

3

or hereinafter may have against Plaintiff Releasees, from the beginning of time up to and including the date of this Agreement, PROVIDED, HOWEVER, that nothing in this release shall limit or affect Defendants' rights to enforce this Agreement.

6. **Plaintiffs' Release.** Plaintiffs hereby irrevocably, fully, and finally, without further word, deed, action, execution, or further documentation, release and discharge Defendants and its past and present officers, directors, employees, managers, heirs, and representatives ("Defendants' Releasees"), from any and all actions, causes of action, suits, debts, accounts, covenants, contracts, agreements, promises, damages, judgments, claims, and demands whatsoever, in law or equity, known or unknown which they, their successors and assigns now have or hereinafter may have against Defendants' Releasees, from the beginning of time up to and including the date of this Agreement, PROVIDED, HOWEVER, that nothing in this release shall limit or affect Plaintiffs' rights to enforce this Agreement, their rights to the Shares or under the Note, or their right to prosecute the action now pending in Massachusetts Superior Court, Suffolk County, Case No. 09-0475, Bristol v ARE-79/96 Charleston Navy Yard LLC.

7. **Waiver of Rights Under California Civil Code § 1542.** Each of the Parties hereby expressly acknowledges that he or it is familiar with the provisions of Section 1542 of the California Civil code, which provides as follows:

> A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if know by him or her must have materially affected his or her settlement with the debtor.

BEING AWARE OF THIS STATUTE, EACH OF THE PARTIES TO THIS AGREEMENT HEREBY EXPRESSLY AND KNOWINGLY WAIVES AND RELINQUISHES ANY RIGHTS HE OR IT MAY HAVE UNDER THIS STATUTE, AS

4

WELL AS UNDER ANY OTHER STATUTE OR PRINCIPAL OF LAW OR EQUITY OF THE SAME OR SIMILAR EFFECT IN FORCE ANYWHERE IN THE WORLD, WITH REGARD TO THE RELEASES SET FORTH IN THIS AGREEMENT, AND HEREBY AGREES THAT NO SUCH STATUTE OR PRINCIPLE OF LAW OR EQUITY IN FORCE ANYWHERE IN THE WORLD, INCLUDING SECTION 1542 OF THE CALIFORNIA CIVIL CODE, SHALL AFFECT THE VALIDITY OR SCOPE OR ANY OTHER ASPECT OF THE RELEASES SET FORTH IN THIS AGREEMENT.

8. **Attorney Advice.** Each of the Parties warrant and represent that in executing this Agreement, such Party has relied on legal advice from the attorney of its choice, that the terms of this Settlement Agreement and Mutual Release and its consequences have been completely read and explained to such Party by that attorney, and that such Party fully understands the terms of this Agreement.

9. **No Representations.** Each of the Parties acknowledge and represent that, in executing this Agreement, such Party has not relied on any inducements, promises, or representations made by any Party or any party representing or serving such Party, unless expressly set forth in a written agreement.

10. **Disputed Claim.** This Agreement pertains to a disputed claim and does not constitute an admission of liability or wrongdoing by any Party for any purpose. The Agreement is being entered into subsequent to a ruling in the Action requiring Advanced Cell to issue the Shares.

11. **Assignment.** The Parties represent and warrant that it/they are the sole and lawful owner of all right, title and interest in and to every claim and other matter which each purports to release herein, and that it has not heretofore assigned or transferred, or purported to

1073737-3

assign or transfer, to any person, firm, association, corporation or other entity, any right, title or interest in any such claim or other matter. In the event that such representation is false, and any such claim or matter is asserted against any party hereto (and/or the successor of such party) by any party or entity who is the assignee or transferee of such claim or matter, the Party shall fully indemnify, defend and hold harmless the party against who such claim or matter is asserted (and its successors) from and against such claim or matter and from all actual costs, demands, fees, expenses, liabilities, and damages which that party (and/or its successors) incurs as a result of the assertion of such claim or matter. It is the intention of the Parties that this indemnity does not require payment as a condition precedent to recovery by a party under this indemnity.

12. **Authority to Bind Parties.** Each party executing this Agreement represents and warrants to the other parties that the individual executing this Agreement on behalf of each party has the power and authority to execute this Agreement and to bind the party to the terms and conditions of this Agreement by executing this Agreement.

13. **Survival of Warranties.** The representations and warranties contained in this Agreement are deemed to and do survive the execution hereof.

14. **Modifications.** This Agreement may not be amended, canceled, revoked or otherwise modified except by written agreement subscribed by all of the parties to be charged with such modification.

15. **Agreement Binding on Successors.** This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective partners, employees, agents, servants, heirs, administrators, executors, successors, representatives and assigns. The parties agree to execute all documents necessary to effectuate this transaction.

1073737-3

16. **Attorney's Fees.** All parties hereto agree to pay their own costs and attorneys' fees except as follows:

A. In the event of any action, suit or other proceeding instituted to remedy, prevent or obtain relief from a breach of this Agreement, arising out of a breach of this Agreement, or pertaining to a declaration of rights under this Agreement, the prevailing party shall recover all of such party's attorneys' fees and costs incurred in each and every such action, suit or other proceeding, including any and all appeals or petitions therefrom. It being agreed and understood that no right is granted hereby to recover any fees or costs for any legal actions taken prior to the date of this Agreement.

B. As used herein, attorneys' fees shall be deemed to mean the full and actual costs of any legal services actually performed in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

17. **Notices.** All notices shall be sent by overnight courier and by e-mail to the addresses designated below and shall be deemed received on the date of transmission.

If to Plaintiffs:	Amy Wang, Esq. Associate General Counsel & Chief Operations Officer Bristol Capital Advisors, LLC 6353 W. Sunset Boulevard, Suite 4006 Hollywood, CA 90028 (323) 960-3800 E-mail: amy@bristolcompanies.net
with a copy to:	Thomas J. Fleming Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, NY 10022 (212) 451-2300 tfleming@olshanlaw.com

If to Defendants:	William H. Caldwell IV
	Advanced Cell Technology, Inc.
	1510 11th Street
	Santa Monica, CA 290401
	(310) 576-0611
	wcaldwell@advancedcell.com
with a copy to:	Thomas A. Rose
	Sichenzia Ross Friedman Ference LLP
	61 Broadway
	New York, NY 10006
	(212) 930-9700
	trose@srff.com

18.   Governing Law; Forum. This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of laws principles. All parties consent to the exclusive jurisdiction of the federal or state courts located in New York County, New York in connection with any dispute relating to this Agreement and agree that any lawsuits or actions relating to such disputes shall be commenced and maintained exclusively in the state or federal courts located in New York County, New York; all parties further agree to accept service of process by overnight courier in any such suit, to waive any defense based upon an inconvenient forum, and to waive any right to a trial by jury.

19.   Severability. Should any provision of this Agreement be declared or be determined by any court of competent jurisdiction or tribunal to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be effected thereby and said illegal or invalid part, term or provision shall be severed and deemed not to be a part of this Agreement.

20.   Counterparts and Facsimile Execution. This Agreement may be executed in one or more counterparts or by facsimile, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto, agreeing to be bound hereby, execute this Agreement upon the date first set forth above.

8

BRISTOL INVESTMENT FUND, LTD

By: _____
    Name: Paul Kessler
    Title: Director

BRISTOL CAPITAL, LLC

By: _____
    Name: Paul Kessler
    Title: Manager

ADVANCED CELL TECHNOLOGY, INC.

By: _____
    Name: William M. Caldwell IV
    Title: Chairman and CEO

MYTOGEN. INC.

By: _____
    Name: William M. Caldwell IV
    Title: Chairman and CEO

9

BRISTOL INVESTMENT FUND, LTD

By: _____
    Name:
    Title:

BRISTOL CAPITAL, LLC

By: _____
    Name:
    Title:

ADVANCED CELL TECHNOLOGY, INC.

By: _____
    Name: William M. Caldwell IV
    Title: Chairman and CEO

MYTOGEN. INC.

By: _____
    Name: William M. Caldwell IV
    Title: Chairman and CEO

9

EXHIBIT

A

Original Issue Date: March 31, 2008
Original Conversion Price (subject to adjustment herein): **$0.10**

$855,000.00

ORIGINAL ISSUE DISCOUNT SENIOR SECURED CONVERTIBLE DEBENTURE
DUE JUNE 30, 2010

THIS ORIGINAL ISSUE DISCOUNT SENIOR SECURED CONVERTIBLE DEBENTURE is one of a series of duly authorized and validly issued Original Issue Discount Senior Secured Convertible Debentures of Advanced Cell Technology, Inc., a Delaware corporation, (the "Company"), having its principal place of business at Alameda, California designated as its Original Issue Discount Senior Secured Convertible Debenture due June 30, 2010 (this debenture, the "Debenture" and, collectively with the other debentures of such series, the "Debentures").

FOR VALUE RECEIVED, the Company promises to pay to Bristol Investment Fund, Ltd. or its registered assigns (the "Holder"), or shall have paid pursuant to the terms hereunder, the principal sum of eight hundred fifty five thousand dollars $855,000 of which $231,093.80 ("Initial Principal") is required to be paid December 31, 2010 and $623,906.20 ("Additional Principal") is required to be paid June 30, 2011 (the "Maturity Date") or such earlier date as this Debenture is required or permitted to be repaid as provided hereunder. This Debenture is subject to the following additional provisions:

Section 1.   Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Debenture, (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement and (b) the following terms shall have the following meanings:

"Alternate Consideration" shall have the meaning set forth in Section 5(e).

"Bankruptcy Event" means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof, (b) there is commenced against the Company or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement, (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment, (e) the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors, (f) the Company or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts or (g) the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

1078355-2

"Base Conversion Price" shall have the meaning set forth in Section 5(b).

"Beneficial Ownership Limitation" shall have the meaning set forth in Section 4(c)(ii).

"Business Day" means any day except any Saturday, any Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"Buy-In" shall have the meaning set forth in Section 4(d)(v).

"Change of Control Transaction" means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 33% of the voting securities of the Company (other than by means of conversion or exercise of the Debentures and the Securities issued together with the Debentures), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the Company or the successor entity of such transaction, or (c) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a three year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the date hereof (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the date hereof), or (e) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

"Conversion" shall have the meaning ascribed to such term in Section 4.

"Conversion Date" shall have the meaning set forth in Section 4(a).

"Conversion Price" shall have the meaning set forth in Section 4(b).

"Conversion Schedule" means the Conversion Schedule in the form of Schedule 1 attached hereto.

"Conversion Shares" means, collectively, the shares of Common Stock issuable upon conversion of this Debenture in accordance with the terms hereof.

"Debenture Register" means the records of the Company regarding registration and transfers of this Debenture.

"Dilutive Issuance" shall have the meaning set forth in Section 5(b).

"Dilutive Issuance Notice" shall have the meaning set forth in Section 5(b).

"Equity Conditions" means, during the period in question, (a) the Company shall have duly honored all conversions and redemptions scheduled to occur or occurring by virtue of one or more Notices of Conversion of the Holder, if any, (b) the Company shall have paid all liquidated damages and other amounts owing to the Holder in respect of this Debenture, (c)(i) the Legend may be removed from the applicable Security pursuant to Section 4.1 of the Purchase Agreement or (ii) all of the Conversion Shares issuable pursuant to the Transaction Documents may be resold pursuant to Rule 144 without volume or manner-of-sale restrictions and the current public information requirements have been met by the Company as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Transfer Agent and the Holder, (d) the Common Stock is trading on a Trading Market and all of the shares issuable pursuant to the Transaction Documents are listed or

quoted for trading on such Trading Market (and the Company believes, in good faith, that trading of the Common Stock on a Trading Market will continue uninterrupted for the foreseeable future), (e) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable pursuant to the Transaction Documents, (f) there is no existing Event of Default or no existing event which, with the passage of time or the giving of notice, would constitute an Event of Default, (g) the issuance of the shares in question (or, in the case of a Monthly Redemption, the share issuable upon conversion in full of the Monthly Redemption Amount) to the Holder would not violate the limitations set forth in Section 4(c) herein, (h) there has been no public announcement of a pending or proposed Fundamental Transaction or Change of Control Transaction that has not been consummated, (i) the Holder is not in possession of any information provided by the Company that constitutes, or may constitute, material non-public information and (j) in a period of 20 consecutive Trading Days prior to the applicable date in question, the average daily trading volume for the Common Stock on the principal Trading Market exceeds 200,000 shares.

"Event of Default" shall have the meaning set forth in Section 8(a).

"Exempt Issuance" means the issuance of (a) options to employees, officers, directors or consultants (provided, however, that issuances to consultants shall not exceed 500,000 shares in any 12 month period, subject to adjustment for reverse and forward stock splits, stock interests, stock combinations and other similar transactions that occur after the date of the Purchase Agreement; provided, further, that the issuance price of such shares shall be equal to or greater than the VWAP on the Trading Day immediately prior to the date of such issuance) of the Company pursuant to any stock or option plan currently in effect or hereafter duly adopted by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, provided that the exercise price of such options shall not be less than the VWAP on the Trading Day immediately prior to the grant of such option), (b) securities upon the exercise, conversion or redemption (amortization) of any securities issued pursuant to the Purchase Agreement, convertible securities, options or warrants issued and outstanding on September xx, 2010 (including the issuance of Debentures to service providers of the Company in lieu of cash payments due as of the date of the Purchase Agreement, including the payment of placement agent fees hereunder and accrued but unpaid legal and consulting fees and expenses), provided that such securities have not been amended since the date of the Purchase Agreement to increase the number of such securities or to decrease the exercise, exchange or conversion price of any such securities except in accordance with their terms as in effect as of the date hereof or (c) securities issued pursuant to acquisitions or strategic transactions, provided any such issuance shall only be made in connection with a transaction involving a Person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. Notwithstanding anything herein to the contrary, additional issuances of securities by the Company not referenced above shall be deemed "Exempt Issuances" upon receipt by the Company of the consent of each holder (including holdings by affiliates) of the Debentures with an original Subscription Amount of at least $300,000 under the Purchase Agreement on the Closing Date, and if no such holders hold any Debentures or Warrants at such time, upon receipt by the Company of the consent of 51% of the holders of Debentures then outstanding.

"Floor Price" shall mean $0.06 per share, subject to adjustment for any stock splits or combinations other than reverse stock splits or equivalent transactions.

"Forced Conversion" shall have the meaning set forth in Section 6(c).

"Forced Conversion Date" shall have the meaning set forth in Section 6(c).

"Forced Conversion Notice" shall have the meaning set forth in Section 6(c).

"Forced Conversion Notice Date" shall have the meaning set forth in Section 6(c).

"Fundamental Transaction" shall have the meaning set forth in Section 5(e).

"Mandatory Default Amount" means the sum of (a) the greater of (i) the outstanding principal amount of this Debenture, divided by the Conversion Price on the date the Mandatory Default Amount is either (A) demanded (if demand or notice is required to create an Event of Default) or otherwise due or (B) paid in full, whichever has a lower Conversion Price, multiplied by the VWAP on the date the Mandatory Default Amount is either (x) demanded or otherwise due or (y) paid in full, whichever has a higher VWAP, or (ii) 120% of the outstanding principal amount of this Debenture and (b) all other amounts, costs, expenses and liquidated damages due in respect of this Debenture.

"Monthly Conversion Period" shall have the meaning set forth in Section 6(b) hereof.

"Monthly Conversion Price" means the lesser of (i) the then Conversion Price and (ii) 90% of the average of the VWAPs for the 10 consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable Monthly Redemption Date (subject to adjustment for any stock dividend, stock split, stock combination or other similar event affecting the Common Stock during such 10 Trading Day period), but in no event less than the Floor Price; provided, however, that in the event the Company completes a reverse stock split or equivalent recapitalization to reduce the number of shares outstanding, the Floor Price shall not be applicable and the Monthly Conversion Price shall be calculated as provided herein without regard to the Floor Price.

"Monthly Redemption" means the redemption of this Debenture pursuant to Section 6(b) hereof.

"Monthly Redemption Amount for Additional Principal" means, as to a Monthly Redemption, $[1/6 of Additional Principal], plus accrued but unpaid interest, liquidated damages and any other amounts then owing to the Holder in respect of this Debenture.

"Monthly Redemption Amount for Initial Principal" means, as to a Monthly Redemption, $[1/3 of Initial Principal], plus accrued but unpaid interest, liquidated damages and any other amounts then owing to the Holder in respect of this Debenture.

"Monthly Redemption Date" means the 1st of each month, commencing on October 1, 2008, and terminating upon the full redemption of this Debenture.

"Monthly Redemption Notice" shall have the meaning set forth in Section 6(b) hereof.

"New York Courts" shall have the meaning set forth in Section 9(d).

"Notice of Conversion" shall have the meaning set forth in Section 4(a).

"Original Issue Date" means the date of the first issuance of the Debentures, regardless of any transfers of any Debenture and regardless of the number of instruments which may be issued to evidence such Debentures.

"Permitted Indebtedness" means trade payables, indebtedness consisting of capitalized lease obligations and purchase money indebtedness incurred in connection with acquisition of capital assets and obligations under sale-leaseback arrangements with respect to newly acquired or leased assets; provided, however, that in each case such obligations are not secured by liens on any assets of the Company or its Subsidiaries existing as of the date of the Purchase Agreement and may only be secured by the assets so acquired or leased thereafter.

"Permitted Lien" mean (a) Liens with respect to the payment of taxes or governmental charges in all cases which are not yet due or which are subject to a good faith contest; (b) any Liens incurred in connection with Permitted Indebtedness provided that such liens are not secured by assets of the Company or its Subsidiaries other than the assets so acquired or leased; (c) statutory Liens of landlords or equipment lessors against any property of the Company or its Subsidiaries existing as of the date of the Purchase Agreement in favor of suppliers, mechanics, carriers, materialmen, warehousemen or workmen; and (d) Liens created under the Security Agreement.

"Purchase Agreement" means the Securities Purchase Agreement, dated as of March 31, 2008 among the Company and the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

4

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Share Delivery Date" shall have the meaning set forth in Section 4(d)(ii).

"Subsidiary" shall have the meaning set forth in the Purchase Agreement.

"Threshold Period" shall have the meaning set forth in Section 6(c).

"Trading Day" means a day on which the New York Stock Exchange is open for business.

"Trading Market" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.

"Transaction Documents" shall have the meaning set forth in the Purchase Agreement.

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted for trading as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)); (b) if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board; (c) if the Common Stock is not then quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported in the "Pink Sheets" published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company.

Section 2.   Interest and Prepayment. This Debenture was issued for an original issue discount. No regularly scheduled interest payments shall be made on this Debenture. Except as otherwise set forth in this Debenture, the Company may not prepay any portion of the Principal Amount of this Debenture without the prior written consent of the Holder.

Section 3.   Registration of Transfers and Exchanges.

a)   Different Denominations. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be payable for such registration of transfer or exchange.

b)   Investment Representations. This Debenture has been issued subject to certain investment representations of the original Holder set forth in the Purchase Agreement and may be transferred or exchanged only in compliance with the Purchase Agreement and applicable federal and state securities laws and regulations.

c)   Reliance on Debenture Register. Prior to due presentment for transfer to the Company of this Debenture, the Company and any agent of the Company may treat the Person in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 4.   Conversion.

a)   Voluntary Conversion. At any time after the Original Issue Date until this Debenture is no longer outstanding, this Debenture shall be convertible, in whole or in part, into shares of Common Stock at the

5

option of the Holder, at any time and from time to time (subject to the conversion limitations set forth in Section 4(c) hereof). The Holder shall effect conversions by delivering to the Company a Notice of Conversion, the form of which is attached hereto as Annex A (each, a "Notice of Conversion"), specifying therein the principal amount of this Debenture to be converted and the date on which such conversion shall be effected (such date, the "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. To effect conversions hereunder, the Holder shall not be required to physically surrender this Debenture to the Company unless the entire principal amount of this Debenture has been so converted. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture in an amount equal to the applicable conversion. The Holder and the Company shall maintain records showing the principal amount(s) converted and the date of such conversion(s). The Company may deliver an objection to any Notice of Conversion within 1 Business Day of delivery of such Notice of Conversion. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. **The Holder, and any assignee by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Debenture, the unpaid and unconverted principal amount of this Debenture may be less than the amount stated on the face hereof.**

b)   Conversion Price. The conversion price in effect on any Conversion Date shall be equal to $0.10, subject to adjustment herein, but in no event below the Floor Price (the "Conversion Price").

c)   Conversion Limitations. The Company shall not effect any conversion of this Debenture, and a Holder shall not have the right to convert any portion of this Debenture, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, the Holder (together with the Holder's Affiliates, and any other person or entity acting as a group together with the Holder or any of the Holder's Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of this Debenture with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted principal amount of this Debenture beneficially owned by the Holder or any of its Affiliates and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, any other Debentures or the Warrants) beneficially owned by the Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this Section 4(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 4(c) applies, the determination of whether this Debenture is convertible (in relation to other securities owned by the Holder together with any Affiliates) and of which principal amount of this Debenture is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder's determination of whether this Debenture may be converted (in relation to other securities owned by the Holder together with any Affiliates) and which principal amount of this Debenture is convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 4(c), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Company's most recent periodic or annual report, as the case may be; (B) a more recent public announcement by the Company; or (C) a more recent notice by the Company or the Company's transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Debenture, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The "Beneficial Ownership Limitation" shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of this Debenture held by the Holder. The Holder, upon not less than 61 days' prior notice to the Company, may increase or decrease the Beneficial Ownership

6

Limitation provisions of this Section 4(c), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Debenture held by the Holder and the Beneficial Ownership Limitation provisions of this Section 4(c) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(c) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Debenture.

d) Mechanics of Conversion.

i. Conversion Shares Issuable Upon Conversion of Principal Amount. The number of Conversion Shares issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of this Debenture to be converted by (y) the Conversion Price.

ii. Delivery of Certificate Upon Conversion. Not later than three Trading Days after each Conversion Date (the "Share Delivery Date"), the Company shall deliver, or cause to be delivered, to the Holder a certificate or certificates representing the Conversion Shares which on or after the six month anniversary of the Original Issue Date shall be free of restrictive legends and trading restrictions (other than those which may then be required by the Purchase Agreement) representing the number of Conversion Shares being acquired upon the conversion of this Debenture. On or after the six month anniversary of the Original Issue Date, the Company shall, if available and if allowed under applicable securities laws, use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section 4(d) electronically through the Depository Trust Company or another established clearing corporation performing similar functions.

iii. Failure to Deliver Certificates. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such certificate or certificates, to rescind such Conversion, in which event the Company shall promptly return to the Holder any original Debenture delivered to the Company and the Holder shall promptly return to the Company the Common Stock certificates representing the principal amount of this Debenture unsuccessfully tendered for conversion to the Company.

iv. Obligation Absolute; Partial Liquidated Damages. The Company's obligations to issue and deliver the Conversion Shares upon conversion of this Debenture in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder. In the event the Holder of this Debenture shall elect to convert any or all of the outstanding principal amount hereof, the Company may not refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and or enjoining conversion of all or part of this Debenture shall have been sought and obtained, and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the outstanding principal amount of this Debenture, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to the Holder to the extent it obtains judgment. In the absence of such injunction, the Company shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion. If the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(d)(ii) by the third Trading Day after the Conversion Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of principal amount being converted, $10 per Trading Day

1078355-2

(increasing to $20 per Trading Day on the fifth (5th) Trading Day after such liquidated damages begin to accrue) for each Trading Day after such third (3rd) Trading Day until such certificates are delivered. Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 8 hereof for the Company's failure to deliver Conversion Shares within the period specified herein and the Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

v. **Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Conversion**. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates by the Share Delivery Date pursuant to Section 4(d)(ii), and if after such Share Delivery Date the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder's brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Conversion Shares which the Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a "Buy-In"), then the Company shall (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that the Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Debenture in a principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 4(d)(ii). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of this Debenture with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon conversion of this Debenture as required pursuant to the terms hereof.

vi. **Reservation of Shares Issuable Upon Conversion**. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of this Debenture, as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other holders of the Debentures), not less than such aggregate number of shares of the Common Stock as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 5) upon the conversion of the outstanding principal amount of this Debenture. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

vii. **Fractional Shares**. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of this Debenture. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

viii. **Transfer Taxes**. The issuance of certificates for shares of the Common Stock on conversion of this Debenture shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that, the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of this Debenture so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or

8

persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

Section 5. Certain Adjustments.

a) Stock Dividends and Stock Splits. If the Company, at any time while this Debenture is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of the Debentures), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Subsequent Equity Sales. If, at any time while this Debenture is outstanding, the Company or any Subsidiary, as applicable, sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (such lower price, the "Base Conversion Price" and such issuances, collectively, a "Dilutive Issuance") (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced to equal the Base Conversion Price. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustment will be made under this Section 5(b) in respect of an Exempt Issuance. If the Company enters into a Variable Rate Transaction, despite the prohibition set forth in the Purchase Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion price at which such securities may be converted or exercised. The Company shall notify the Holder in writing, no later than 1 Business Day following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 5(b), indicating therein the applicable issuance price, or applicable Conversion Price, exchange price, conversion price and other pricing terms (such notice, the "Dilutive Issuance Notice"). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 5(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the date of such Dilutive Issuance, regardless of whether the Holder accurately refers to the Base Conversion Price in the Notice of Conversion.

c) Subsequent Rights Offerings. If the Company, at any time while the Debenture is outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock at a price per share that is lower than the VWAP on the record date referenced below, then the Conversion Price shall be multiplied by a fraction of which the denominator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming delivery to the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

9

d)   Pro Rata Distributions. If the Company, at any time while this Debenture is outstanding, distributes to all holders of Common Stock (and not to the Holders) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security (other than the Common Stock, which shall be subject to Section 5(b)), then in each such case the Conversion Price shall be adjusted by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to 1 outstanding share of the Common Stock as determined by the Board of Directors of the Company in good faith. In either case the adjustments shall be described in a statement delivered to the Holder describing the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to 1 share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

e)   Fundamental Transaction. If, at any time while this Debenture is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then, upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of 1 share of Common Stock (the "Alternate Consideration"). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of 1 share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new debenture consistent with the foregoing provisions and evidencing the Holder's right to convert such debenture into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 5(e) and insuring that this Debenture (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

f)   Calculations. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 5, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Company) issued and outstanding.

g)   Notice to the Holder.

i.   Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 5, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii.   Notice to Allow Conversion by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital

stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be delivered to the Holder at its last address as it shall appear upon the Debenture Register, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert this Debenture during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice.

Section 6.   Monthly Redemption and Forced Conversion.

a)   Monthly Redemption. On each Monthly Redemption Date, the Company shall redeem the Monthly Redemption Amount for Initial Principal and commencing on January 1, 2011, the Company shall redeem the Monthly Redemption Amount for Additional Principal (each a "Monthly Redemption"). The Monthly Redemption Amount payable on each Monthly Redemption Date shall be paid in cash; provided, however, as to any Monthly Redemption and upon 10 Trading Days' prior written irrevocable notice (the "Monthly Redemption Notice"), in lieu of a cash redemption payment the Company may elect to pay all or part of a Monthly Redemption Amount in Conversion Shares based on a conversion price equal to the lesser of (i) the then Conversion Price and (ii) **90% of the average of the VWAPs for the 10 consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable Monthly Redemption Date** (subject to adjustment for any stock dividend, stock split, stock combination or other similar event affecting the Common for Stock during such 10 Trading Day period) (the price calculated during the 10 Trading Day period immediately prior to the Monthly Redemption Date, the "Monthly Conversion Price" and such 10 Trading Day period, the "Monthly Conversion Period"), but in no event below the Floor Price; provided, further, that the Company may not pay the Monthly Redemption Amount in Conversion Shares unless (y) from the date the Holder receives the duly delivered Monthly Redemption Notice through and until the date such Monthly Redemption is paid in full, the Equity Conditions have been satisfied, unless waived in writing by the Holder, and (z) as to such Monthly Redemption, prior to such Monthly Conversion Period (but not more than 5 Trading Days prior to the commencement of the Monthly Conversion Period), the Company shall have delivered to the Holder's account with The Depository Trust Company a number of shares of Common Stock to be applied against such Monthly Redemption Amount equal to the quotient of (x) the applicable Monthly Redemption Amount divided by (y) the lesser of (A) the Conversion Price and (B) 90% of the average of the 10 VWAPs during the period ending on the 3rd Trading Day immediately prior to the date of the Monthly Redemption Notice (the "Pre-Redemption Conversion Shares"). The Holder may convert, pursuant to Section 4(a), any principal amount of this Debenture subject to a Monthly Redemption at any time prior to the date that the Monthly Redemption Amount, plus accrued but unpaid interest, liquidated damages and any other amounts then owing to the Holder are due and paid in full. Unless otherwise indicated by the Holder in the applicable Notice of Conversion, any principal amount of this Debenture converted during the applicable Monthly Conversion Period until the date the Monthly Redemption Amount is paid in full shall be first applied to the principal amount subject to the Monthly Redemption Amount payable in cash and then to the Monthly Redemption Amount payable in Conversion Shares. Any principal amount of this Debenture converted during the applicable Monthly Conversion Period in excess of the Monthly Redemption Amount shall be applied against the last principal amount of this Debenture scheduled to be redeemed hereunder, in reverse time order from the Maturity Date; provided, however, if any such conversion is applied against such Monthly Redemption Amount, the Pre-Redemption Conversion Shares, if any were issued in connection with such Monthly Redemption or were not already applied to such conversions, shall be first applied against such conversion. The Company covenants and agrees that it will honor all Notices of Conversion tendered up until such amounts are paid in full. The Company's determination to pay a Monthly

11

Redemption in cash, shares of Common Stock or a combination thereof shall be applied ratably to all of the holders of the then outstanding Debentures based on their (or their predecessor's) initial purchases of Debentures pursuant to the Purchase Agreement. At any time the Company delivers a notice to the Holder of its election to pay the Monthly Redemption Amount in shares of Common Stock, the Company shall file a prospectus supplement pursuant to Rule 424 disclosing such election. Notwithstanding anything herein to the contrary, on 3 occasions at the election of the Holder by written notice to the Company prior to Monthly Redemption Date that is to be paid in shares, the Holder may defer the pending Monthly Redemption to a subsequent date as determined by the Holder. Upon the deferment of a Monthly Redemption, the Holder shall give at least 5 Trading Days' prior notice that such Monthly Redemption is due, including the deemed Monthly Redemption Date as to such Monthly Redemption, and the Monthly Conversion Price as to such Monthly Redemption shall be calculated off such Monthly Redemption Date.

b) Redemption Procedure. The payment of cash or issuance of Common Stock, as applicable, pursuant to a Monthly Redemption shall be payable on the Monthly Redemption Date. If any portion of the payment pursuant to an Monthly Redemption shall not be paid by the Company by the applicable due date, interest shall accrue thereon at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law until such amount is paid in full. Notwithstanding anything herein contained to the contrary, if any portion of the Monthly Redemption Amount remains unpaid after such date, the Holder may elect, by written notice to the Company given at any time thereafter, to invalidate such Monthly Redemption, ab initio. Notwithstanding anything to the contrary in this Section 6, the Company's determination to redeem in cash or its elections under Section 6(b) shall be applied ratably among the Holders of Debentures. The Holder may elect to convert the outstanding principal amount of the Debenture pursuant to Section 4 prior to actual payment in cash for any redemption under this Section 6 by the delivery of a Notice of Conversion to the Company.

c) Forced Conversion. Notwithstanding anything herein to the contrary, if after the six month anniversary of the Original Issue Date, (i) each of the Closing Prices for any 20 consecutive Trading Days (such period commencing only after the six month anniversary of the Original Issue Date, such period the "Threshold Period")) exceeds the then Conversion Price by $0.30 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date) or (ii) the Company consummates a bona fide firm commitment public underwritten offering of the Common Stock by a nationally recognized investment bank of its Common Stock for an offering price that is equal to or exceeds the then Conversion Price by $0.30 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date), the Company may, within 1 Trading Day after the end of any such Threshold Period, deliver a written notice to the Holder (a "Forced Conversion Notice" and the date such notice is delivered to the Holder, the "Forced Conversion Notice Date") to cause the Holder to convert all or part of the then outstanding principal amount of Debentures plus, if so specified in the Forced Conversion Notice, accrued but unpaid liquidated damages and other amounts owing to the Holder under this Debenture, it being agreed that the "Conversion Date" for purposes of Section 4 shall be deemed to occur on the third Trading Day following the Forced Conversion Notice Date (such third Trading Day, the "Forced Conversion Date"). The Company may not deliver a Forced Conversion Notice, and any Forced Conversion Notice delivered by the Company shall not be effective, unless all of the Equity Conditions are met (unless waived in writing by the Holder) on each Trading Day occurring during the applicable Threshold Period through and including the later of the Forced Conversion Date and the Trading Day after the date such Conversion Shares pursuant to such conversion are delivered to the Holder. Any Forced Conversion shall be applied ratably to all Holders based on their initial purchases of Debentures pursuant to the Purchase Agreement, provided that any voluntary conversions by a Holder shall be applied against the Holder's pro rata allocation, thereby decreasing the aggregate amount forcibly converted hereunder if only a portion of this Debenture is forcibly converted. For purposes of clarification, a Forced Conversion shall be subject to all of the provisions of Section 4, including, without limitation, the provision requiring payment of liquidated damages and limitations on conversions.

Section 7. Negative Covenants. As long as any portion of this Debenture remains outstanding, unless the holders of at least 67% in principal amount of the then outstanding Debentures shall have otherwise given prior written consent, the Company shall not, and shall not permit any of its subsidiaries (whether or not a Subsidiary on the Original Issue Date) to, directly or indirectly:

1078355-2

a)   other than Permitted Indebtedness, enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including, but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

b)   other than Permitted Liens, enter into, create, incur, assume or suffer to exist any Liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

c)   amend its charter documents, including, without limitation, its certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the Holder;

d)   repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its Common Stock or Common Stock Equivalents (other than Exempt Issuances under clause (b) thereof) other than as to (i) the Conversion Shares or Warrant Shares as permitted or required under the Transaction Documents and (ii) repurchases of Common Stock or Common Stock Equivalents of departing officers and directors of the Company, provided that such repurchases shall not exceed an aggregate of $100,000 for all officers and directors during the term of this Debenture;

e)   repay, repurchase or offer to repay, repurchase or otherwise acquire any Indebtedness, other than the Debentures if on a pro-rata basis, other than regularly scheduled principal payments as such terms are in effect as of the Original Issue Date, provided that such payments shall not be permitted if, at such time, or after giving effect to such payment, any Event of Default exist or occur;

f)   pay cash dividends or distributions on any equity securities of the Company;

g)   enter into any transaction with any Affiliate of the Company which would be required to be disclosed in any public filing with the Commission, unless such transaction is made on an arm's-length basis and expressly approved by a majority of the disinterested directors of the Company (even if less than a quorum otherwise required for board approval); or

h)   enter into any agreement with respect to any of the foregoing.

Notwithstanding anything to the contrary set forth in this Debenture, under no circumstances shall any actions taken by the Company that are necessary to comply with the Prior Transaction Documents (as defined in the Purchase Agreement) be deemed to breach or trigger any default with respect to any provision in this Debenture.

Section 8.   Events of Default.

a)   "Event of Default" means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

i.   any default in the payment of (A) the principal amount of any Debenture or (B) other fees owing on any Debenture, or liquidated damages in respect of, any Debenture, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise) which default, solely in the case of defaults under clause (B) above, is not cured, within 3 Trading Days;

ii.   the Company shall fail to observe or perform any other covenant or agreement contained in the Debentures (other than a breach by the Company of its obligations to deliver shares of Common Stock to the Holder upon conversion, which breach is addressed in clause (ix) below) which failure is not cured, if possible to cure, within the earlier to occur of (A) 5 Trading Days after notice of such failure sent by the Holder or by any other Holder to the Company and (B) 10 Trading Days after the Company has become or should have become aware of such failure;

13

iii.   a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under (A) any of the Transaction Documents or (B) any other material agreement, lease, document or instrument to which the Company or any Subsidiary is obligated (and not covered by clause (vi) below);

iv.   any representation or warranty made in this Debenture, any other Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made;

v.   the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) shall be subject to a Bankruptcy Event;

vi.   the Company or any Subsidiary shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $150,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

vii.   the Common Stock shall not be eligible for listing or quotation for trading on a Trading Market and shall not be eligible to resume listing or quotation for trading thereon within five Trading Days;

viii.   the Company shall be a party to any Change of Control Transaction or Fundamental Transaction or shall agree to sell or dispose of all or in excess of 33% of its assets in one transaction or a series of related transactions (whether or not such sale would constitute a Change of Control Transaction);

ix.   the Company shall fail for any reason to deliver certificates to a Holder prior to the fifth Trading Day after a Conversion Date pursuant to Section 4(d) or any Forced Conversion Date pursuant to Section 6 or the Company shall provide at any time notice to the Holder, including by way of public announcement, of the Company's intention to not honor requests for conversions of any Debentures in accordance with the terms hereof;

x.   the Company does not meet the current public information requirements under Rule 144 in respect of the shares of Common Stock issuable pursuant to the Transaction Documents; or

xi.   any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 45 calendar days.

b)   Remedies Upon Event of Default. If any Event of Default occurs, the outstanding principal amount of this Debenture, plus accrued but unpaid liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder's election, immediately due and payable in cash at the Mandatory Default Amount. Commencing 5 days after the occurrence of any Event of Default that results in the eventual acceleration of this Debenture, the interest rate on this Debenture shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. Upon the payment in full of the Mandatory Default Amount, the Holder shall promptly surrender this Debenture to or as directed by the Company. In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Debenture until such time, if any, as the Holder receives full payment pursuant to this Section 8(b). No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 9. Miscellaneous.

a) **Notices.** Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, or such other facsimile number or address as the Company may specify for such purpose by notice to the Holder delivered in accordance with this Section 9(a). Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of the Holder appearing on the books of the Company, or if no such facsimile number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified on the signature page prior to 5:30 p.m. (New York City time), (ii) the date immediately following the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified on the signature page between 5:30 p.m. (New York City time) and 11:59 p.m. (New York City time) on any date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given.

b) **Absolute Obligation.** Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and liquidated damages, as applicable, on this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct debt obligation of the Company. This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein.

c) **Lost or Mutilated Debenture.** If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, reasonably satisfactory to the Company.

d) **Governing Law.** All questions concerning the construction, validity, enforcement and interpretation of this Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the "New York Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Debenture or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Debenture, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

e)   <u>Amendments and Waivers</u>. This Debenture, or any provisions hereof, may be modified or amended or the provisions hereof waived with the prior written consent of the Company and the Holder. Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture.

f)   <u>Severability</u>. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

g)   <u>Next Business Day</u>. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h)   <u>Headings</u>. The headings contained herein are for convenience only, do not constitute a part of this Debenture and shall not be deemed to limit or affect any of the provisions hereof.

i)   <u>Assumption</u>. Any successor to the Company or any surviving entity in a Fundamental Transaction shall (i) assume, prior to such Fundamental Transaction, all of the obligations of the Company under this Debenture and the other Transaction Documents pursuant to written agreements in form and substance satisfactory to the Holder (such approval not to be unreasonably withheld or delayed) and (ii) issue to the Holder a new debenture of such successor entity evidenced by a written instrument substantially similar in form and substance to this Debenture, including, without limitation, having a principal amount equal to the principal amount of this Debenture and having similar ranking to this Debenture, which shall be satisfactory to the Holder (any such approval not to be unreasonably withheld or delayed). The provisions of this Section 9(i) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations of this Debenture.

j)   <u>Secured Obligation</u>. The obligations of the Company under this Debenture are secured by all assets of the Company and each Subsidiary pursuant to the Security Agreement, dated as of March 31, 2008 between the Company, the Subsidiaries of the Company and the Secured Parties (as defined therein).

****

(Signature Pages Follow)

1078355-2

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

ADVANCED CELL TECHNOLOGY, INC.

By: _____

Name: William M. Caldwell IV

Title: Chairman and CEO

Facsimile No.
for delivery of 310-576-0662
Notices:

ANNEX A

NOTICE OF CONVERSION

The undersigned hereby elects to convert principal under the Original Issue Discount Senior Secured Convertible Debenture due June 30, 2011 of Advanced Cell Technology, Inc., a Delaware corporation (the "Company"), into shares of common stock (the "Common Stock"), of the Company according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

By the delivery of this Notice of Conversion the undersigned represents and warrants to the Company that its ownership of the Common Stock does not exceed the amounts specified under Section 4 of this Debenture, as determined in accordance with Section 13(d) of the Exchange Act.

The undersigned agrees to comply with the prospectus delivery requirements under the applicable securities laws in connection with any transfer of the aforesaid shares of Common Stock.

Conversion calculations:

Date to Effect Conversion:

Principal Amount of Debenture to be Converted:

Number of shares of Common Stock to be issued:

Signature:

Name:

Address for Delivery of Common Stock Certificates:

Or

DWAC Instructions:

Broker No:

Account No:

Schedule 1

CONVERSION SCHEDULE

The Original Issue Discount Senior Secured Convertible Debentures due on June 30, 2011 in the aggregate principal amount of $ are issued by Advanced Cell Technology, Inc., a Delaware corporation. This Conversion Schedule reflects conversions made under Section 4 of the above referenced Debenture.

Dated:

Date of Conversion (or for first entry, Original Issue Date)	Amount of Conversion	Aggregate Principal Amount Remaining Subsequent to Conversion (or original Principal Amount)	Company Attest

1078355-2

EXHIBIT

B

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

BRISTOL INVESTMENT FUND, LTD. and BRISTOL CAPITAL LLC,	
Plaintiffs,	Index No.: 600730/2009 E
-against-	STIPULATION OF DISCONTINUANCE
ADVANCED CELL TECHNOLOGY, INC. and MYTOGEN, INC.,	
Defendants.	

WHEREAS, the parties to this Action have entered into a Settlement Agreement dated September __, 2010 (the "Settlement Agreement"); and

WHEREAS, no party hereto is an infant, incompetent person for whom a committee has been appointed or conservatee and no person not a party has an interest in the subject matter of the action;

IT IS HEREBY STIPULATED AND AGREED, by and between counsel of record for the parties that the claims in the above-captioned action be, and the same hereby are, discontinued with prejudice and without cost to either party as against the other; and

IT IS FURTHER STIPULATED AND AGREED, that this Stipulation may be filed, without further notice, with the Clerk of the Court and may be executed in counterparts and that the counterparts may include fax, pdf, or photocopied signature pages.

Dated: September 24, 2010
New York, New York

BACHNER & ASSOCIATES, PC

By: _____
Michael F. Bachner
26 Broadway, Suite 2310
New York, new York 10004
(212) 3447-7778
Attorneys for Defendants

OLSHAN GRUNDMAN FROME
ROSENZWEIG & WOLOSKY LLP

By: _____
Thomas J. Fleming
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
Attorneys for Plaintiffs

1078509-1

EXHIBIT C

PRESENT:

Hon.
EILEEN BRANSTEN, J.S.C.

BRISTOL INVESTMENT FUND, LTD. and BRISTOL CAPITAL LLC,	Index No.: 600730/2009E
Plaintiffs,	
-against-	ORDER
ADVANCED CELL TECHNOLOGY, INC. and MYTOGEN, INC.,	
Defendants.	

WHEREAS, the parties have executed a Settlement Agreement, dated September __, 2010, and defendants have delivered certain shares to plaintiffs and, now wish to vacate in part the Court's Order dated August 31, 2010 (the "Order"),

NOW, on the stipulation of the parties, it is hereby,

ORDERED, that the portion of the Order requiring delivery of shares be, and the same hereby is, vacated, and it is further

ORDERED, that the bond previously posted by plaintiffs is hereby discharged and the surety, U.S. Specialty Insurance Company, is hereby released from any and all liability to defendants, and it is further

_____
J.S.C.

1078494-1

STIPULATED AND AGREED TO:

BACHNER & ASSOCIATES, PC

By: _____
    Michael F. Bachner
    26 Broadway, Suite 2310
    New York, new York 10004
    (212) 3447-7778
    Attorneys for Defendants

OLSHAN GRUNDMAN FROME
ROSENZWEIG & WOLOSKY LLP

By: _____
    Thomas J. Fleming
    Park Avenue Tower
    65 East 55th Street
    New York, New York 10022
    (212) 451-2300
    Attorneys for Plaintiffs